Contact

www.linkedin.com/in/manjit1967 (LinkedIn)

Top Skills

Telecommunications
Wireless
Business Development

Languages

French (Elementary)
Hindi (Native or Bilingual)
Punjabi (Native or Bilingual)
Russian (Limited Working)
English (Full Professional)

Manjit Singh

Chief Business Officer and Co-Founder at Turant Inc. (AI based Voice Biometric Solution Provider)
Chandigarh, Chandigarh, India

Summary

Mentor, Advisor, Entrepreneur, Sales Leader with 3 Decades of Experience in Telecom industry.

Experience

Turant Inc.
Chief Business Officer and Co-Founder
September 2021 - Present (1 year 2 months)
Chandigarh, India

Managing Business Development and Market Strategy.

Tekphor Technologies Private Limited
Director
July 2019 - Present (3 years 4 months)
Chandigarh, India

Syniverse
Senior Executive Director
December 2017 - June 2019 (1 year 7 months)
Mumbai Area, India

Managed Key Strategic accounts in India and Sri Lanka.

Cellos Software Limited
Vice President and Head - Sales (South Asia)
January 2015 - December 2017 (3 years)
Gurgaon, India

Responsible for sales initiatives in South Asia Region.

AGNITY,Inc
Country Manager and Director
2012 - 2015 (3 years)
NCR Area

Business Operations in India and Asia Region.

Ruckus Wireless

Managing Director - India and SAARC

August 2010 - 2012 (2 years)

Gurgaon, Haryana, India

Responsible for managing Ruckus Business in South Asia.

Radwin

Managing Director - India and SAARC

January 2008 - December 2010 (3 years)

New Delhi Area, India

Responsible for Radwin business activities in India and SAARC countries.

Openwave

Country Manager

February 2007 - January 2008 (1 year)

Mumbai, Maharashtra, India

Responsible for leading Openwave initiatives in India.

Comverse

Account Director

April 2005 - 2007 (2 years)

Gurgaon, India

Managed business relationships with Major Key Accounts.

Lucent Technologies

9 years

General Manager - Sales and Marketing

2000 - 2005 (5 years)

Gurgaon, India

Responsible for Sales and Marketing of Turnkey solutions to multiple Telco accounts.

Manager - Transmission Systems

January 1996 - September 2000 (4 years 9 months)

Gurgaon, Haryana, India

Responsible for Sales and Marketing of Transmission Systems across all the customers in India.

Punjab Communications Limited

Deputy Manager - Marketing

1991 - 1996 (5 years)

Chandigarh Area, India

Responsible for sales and marketing of Transmission systems to Indian customers.

Birla VXL India Limited
Officer Trainee
1990 - 1991 (1 year)
Amritsar, Punjab, India

Learnt the initial lessons about Indian Business.

Education

Sri Venkateswara University
Ph.D., Business, Management, Marketing, and Related Support Services · (January 2016 - August 2022)

Guru Nanak Dev University
M.B.A., Marketing Management · (1988 - 1990)

Guru Nanak Dev University
B.Tech., Electronics Engineering · (1984 - 1988)